SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of OCTOBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)


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                <Logo Indosat Appears Here>

          PT INDONESIAN SATELLITE CORPORATION Tbk

             ANNOUNCEMENT TO THE SHAREHOLDERS

    THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                          (EGMS)


In accordance to article 22 of the Articles of Association of PT Indonesian Satellite Corporation Tbk, abbreviated as
PT INDOSAT Tbk, hereinafter referred to as the Company, it is hereby announced that the Extraordinary General Meeting of Shareholders (EGMS) of the Company, will be held on:

 Date : Tuesday, November 11, 2003
 Time : 2.00 p.m. (local time)
 Venue:	Assembly Hall - 9th Floor,
        Mandiri Tower - Plaza Bapindo
	Jl. Jend. Sudirman Kav.54-55
	Jakarta 12190

Shareholders who are entitled to attend the EGMS are :

a. For those whose shares have not been electronically registered in the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Companys
Share Register as at 4.00 p.m. of October 24, 2003 or their authorized representative.

b. For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at
4.00 p.m. of October 24, 2003; or their authorized representative.

The invitation for the above mentioned EGMS will be advertised in the same daily newspaper on October 27, 2003.

Jakarta, 13 October 2003
PT INDOSAT Tbk
The Board of Directors


For further information please contact:

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosats future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements. The
Company does not intend to register any part of the offering in the United States.

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: October 16, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President